April 7, 2021 To: The Chairman of the Audit Committee – Mr. Steve Spooner Enclosed is our response to the change of auditor notice dated April 1, 2021 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee or the Board of Directors, filed with the applicable securities regulatory authorities prior to April 14, 2021 and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor. Yours very truly, Chartered Professional Accountants, Licensed Public Accountants Encl. PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J OB2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

April 7, 2021 To: British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities, Service Newfoundland & Labrador Office of the Superintendent of Securities, Government of Prince Edward Island Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities Nunavut Securities Office We have read the statements made by Docebo Inc. in the attached copy of change of auditor notice dated April 1, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. We agree with the statements in the change of auditor notice dated April 1, 2021. Yours very truly, Chartered Professional Accountants, Licensed Public Accountants PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J OB2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.